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Salt Partners Group

 Stanford University Graduate School of...

Hanson Li

Founder and Managing Partner at Salt Partners Group

San Francisco Bay Area · 500+ connections · **Contact info**

Experience

Founder and Managing Partner
Salt Partners Group
Jan 2014 – Present · 5 yrs 8 mos
San Francisco Bay Area

Salt Partners Group is development and investment company focused on the food and beverage industry. We take an active role in creating and managing exceptional food concepts and companies. Our portfolio includes Crenn Dining Group (Atelier Crenn - Michelin 3-Star, Petit Crenn, Bar Crenn - Michelin 1-Star), Humphry Slocombe Ice Cream, LocoL, Saison, High-Proof (a SF based bar group that opened Horsefeather and Last Rites), and Brown Sugar Kitchen. We also manage Salt Capital, an investment fund.



Board Member
Center for Asian American Media
Nov 2014 – Present · 4 yrs 10 mos

Owner
Zebo
Sep 2001 – Present · 18 yrs

Holding Company of Halcyon, a coffeehouse/bar concept in Austin and San Antonio and Stella Public House, a wood fired pizza and craft beer restaurant



Managing Director
The Hina Group
Aug 2004 – Apr 2014 · 9 yrs 9 mos

China focused merchant bank: investment banking + private equity investment. Helping companies raise capital from a global network of investors and advising on M&As. Investing in domestic high growth private Chinese companies, with a thesis on bringing world class resource in finance, operations, and governance and creating value leveraging our ... See more

Associate
Mercer Management Consulting
Jun 2003 – Sep 2003 · 4 mos

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Education

Stanford University Graduate School of Business
MBA, MBA
2002 – 2004
Activities and Societies: Siebel Scholar; Arjay Miller Scholar; Co-chair of Academic Committee

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Stanford University
Master's Degree, Sociology - Organizational Behavior
1995 – 1996

Stanford University
BA, Human Biology
1992 – 1996

Skills & Endorsements

Private Equity · 68

Endorsed by **David Kopp 大卫·卡贝 and 4 others who are highly skilled at this**

Endorsed by **3 of Hanson's colleagues at The Hina Group**

Venture Capital · 32

Endorsed by **David Hartford and 6 others who are highly skilled at this**

Corporate Development · 27

Endorsed by **David Hartford, who is highly skilled at this**

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